Exhibit 99.1

Sprott Inc. Announces Results of its Annual Meeting of Shareholders

Toronto, May 8, 2024 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today the results of its Annual Meeting of shareholders held on May 8, 2024 (the “Meeting”). Sprott is pleased to announce that all resolutions put forward in the Management Information Circular dated March 19, 2024 (the “Circular”) to its shareholders were approved.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Sprott’s seven (7) director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)
Ronald Dewhurst	91.842%	8.158%
Graham Birch	99.208%	0.792%
Barbara Connolly Keady	91.521%	8.479%
Dinaz Dadyburjor	93.729%	6.271%
Whitney George	99.168%	0.832%
Judith O’Connell	92.246%	7.754%
Catherine Raw	98.954%	1.046%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Sprott and the board of directors of Sprott was authorized to fix the auditors’ remuneration and terms of engagement.

Votes For (percent): 98.881%

Votes Withheld (percent): 1.119%

For further details on each of the above matters, please refer to the Circular available under Sprott’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR+ at www.sedarplus.com.

About Sprott

Sprott is a global leader in precious metal and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com